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EXHIBIT 99.3


NEWS RELEASE


                     OLICOM SETS STRATEGY FOR FUTURE GROWTH

COPENHAGEN AND DALLAS, NOVEMBER 30, 1998 - Olicom A/S (Nasdaq NMS: OLCMF) today announced its strategy for future growth. In this connection, Olicom will undertake a major corporate restructuring in the current quarter.

Olicom's new strategy consists of the following key elements:
o Maintain leadership in Token-Ring

o Two-phased entry into niche segments of the Fast Ethernet switching market in 1999

o New `Go-to-Market' model designed to enhance productivity and increase brand awareness

o Optimizing research and development time-to-market and focus on key technologies

o Pursuing alliances and partnerships to exploit technologies and broaden market reach

o Regaining profitability and preparing the Company for entry into Fast Ethernet by streamlining costs and expenses

The Company will execute this strategy by cutting costs and expenses, including an immediate staff reduction of approximately 20 percent, boosting Olicom's sales productivity through customer segmentation and increased brand awareness, and focusing on penetrating niche segments of the growing Fast Ethernet market. The restructuring will result in estimated non-recurring pre-tax charges of approximately $8 million in the fourth quarter of 1998. The reduction in staff and other measures are expected to lead to annual gross savings corresponding to approximately $15 million during 1999. Additionally, Olicom will make a channel inventory adjustment of about $15 million in the fourth quarter.

OLICOM'S NEW STRATEGY
Olicom believes that there is a fundamental transition under way in data networking to a more diversified environment, as illustrated by the growth of Fast Ethernet. Olicom's strategy addresses this change by focusing the Company on carefully selected, growth-oriented niche markets where Olicom will benefit from the growth in mission critical, Fast Ethernet local area networks. Olicom's reputation for product reliability and excellence in customer support is expected to be of unique value to this segment of the market.

Olicom's approach to penetrating the Fast Ethernet market is based on a two-step, niche marketing approach to the business. During the first stage, Olicom will draw upon its understanding of Token-Ring networks to develop unique products that support users in migrating their networks to Fast Ethernet. This initiative will result in new product launches by the end of the first quarter of 1999.


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In the second stage, which is planned for implementation in late 1999, Olicom will build upon its anticipated success in transitioning Token-Ring users to Fast Ethernet by targeting medium-sized, mission critical Fast Ethernet installations. The Company expects to benefit from the competencies derived from its leadership position in mission critical Token-Ring networks, where availability and service responsiveness drive the buying decision.

"We expect the medium size network market to grow substantially over the next three to five years as a result of the networked global economy encompassing electronic commerce and supply chain integration with the Internet," commented Niels Christian Furu, Olicom's chief executive officer. "With our reputation for technological quality, combined with our existing base of Token-Ring users, Olicom will be well-positioned to succeed in this complex networking environment."

Olicom remains a dominant player in the Token-Ring business, particularly in switching. Although this market is expanding, accelerating pricing pressure and a shrinking adapter market has led to decreasing margins. Recognizing this, Olicom has decided to regain profitability by streamlining costs and expenses and growing revenues based on the Company's proven ability to bring price/performance leading products to market.

The Company's new `Go-to-Market' model is designed to increase brand awareness and consideration for its products. The model identifies the Company's future sales and marketing process by segmenting customers in the switching, adapter card, and OEM markets. It also links the sales and marketing operations through a uniform set of performance metrics, which are designed to significantly enhance the productivity of Olicom's sales force.

As the Company enters the Fast Ethernet switching market, research and development time-to-market becomes increasingly important. The Company will shorten development cycles through parallel product development initiatives and other process enhancements. Olicom is increasingly focusing on core technologies within switching. The Company will continue to maintain price/performance leadership in its Token-Ring business and will apply this expertise in Fast Ethernet switching as well. Research and development funding will remain at pre-restructuring levels.

In order to exploit new and emerging technologies, and to further develop the Company's market reach in core businesses, Olicom intends to actively pursue strategic alliances and partnerships. Pursuant to the strategy of focusing on core businesses, Olicom plans to divest its interest in LASAT Communications A/S, a provider of PC modems.

UPDATE ON THE FOURTH QUARTER
In light of lower than anticipated growth in the Token-Ring market during 1998, Olicom will adjust its channel inventory by approximately $15 million. This adjustment will bring the channel inventory into line with previous levels. As of January 1, 1999, the Company will implement a new compensation model in sales and marketing, further concentrating the sales staff on a `demand pull' rather than `channel push' sales approach, thereby ensuring that channel inventory levels going forward better reflect market demand.




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As a consequence of the channel inventory adjustment, Olicom expects to report sales in the range of $40 to $45 million in the fourth quarter, and a loss per share of approximately $0.60, excluding non-recurring charges. Including these charges, the loss per share for the fourth quarter is expected to be about $0.90.

1999 OUTLOOK
For fiscal 1999, the Company is targeting revenue growth of about 15 percent. Olicom aims to achieve a gross margin level in the range of 40 to 45 percent.

"Notwithstanding the continued rapid development of the Internet and the accelerating convergence of voice, video and data, and the consequent need for increased bandwidth and high availability, we believe that a number of factors indicate a cautious outlook regarding the Company's near term revenue and earnings prospects," commented Furu. "Olicom is being affected by lower growth in the Token-Ring market due to increasing migration to Fast Ethernet from Token-Ring in network environments. While we continue to believe that Token-Ring has a crucial place in networks for the foreseeable future, it is also clear that Token-Ring enterprises are likely to incorporate Fast Ethernet in parts of their network architecture going forward. Against this backdrop, Olicom's concerted efforts to address the needs of the Fast Ethernet user are expected to drive revenue growth during 1999."

"Although we remain cautious about near term growth, we are convinced that Olicom's long term opportunities are excellent," Furu continued. "The changes we announced today will align Olicom's expense base with the realities of the existing Token-Ring business, while positioning Olicom to prosper from the emerging trend towards complex, multi-topological networking environments."

OLICOM BACKGROUND
Olicom, a leading global supplier of high-performance data networking solutions, designs, develops, manufactures, and markets its products for large, geographically dispersed enterprises. It specializes in providing campus network connectivity solutions, advanced technical support services and CLEARSTEP(SM) evolution strategies for networks in transition. The Company's products are distributed worldwide by a network of strategic partners and resellers. More information on Olicom is available from the Company's SEC filings or by contacting the Company directly. See Olicom news, product, and service information on its Web site at http://www.olicom.com.

Olicom is a registered trademark. ClearStep is a service mark of Olicom A/S. All other brand and product names are registered trademarks of their respective holders.

Except for historical information contained herein, the matters discussed in this news release may contain forward-looking statements, involving risks and uncertainties that may cause actual results to differ materially. Among the factors that could cause results to differ are uncertain market conditions, overall demand levels for networking solution products, the timely development of new products, intense competition in the networking industry and the Company's ability to execute strategies efficiently and effectively. Further information may be found in Olicom's periodic filings with the US Securities and Exchange Commission (SEC), including the most recent reports on Form 20-F and 6-K, which identify important risk factors related to the Company's business that could cause actual results to materially differ from those contained in the forward-looking statements.



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                                       ###

Contact Information:

OLICOM GROUP
Niels Christian Furu, CEO    Per Larsen, President     Soren Hovgaard, Director,
                                                       Investor Relations
Olicom A/S                   Olicom, Inc.              Olicom A/S
+45 (45) 27 00 00            +1 (972) 907 4600         +45 (45) 27 00 00
                                                       sho@olicom.dk

THOMSON INVESTOR RELATIONS
Americas                            International
Ed Owens                            Angus Prentice
+1 (212) 440 9078                   +44 (171) 395 7100
eowens@georgeson.com                aprentice@technimetrics.com





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